[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 8, 2016

Pamela A. Long, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Airgas, Inc.

Form Preliminary Proxy Statement on Schedule 14A

Filed December 8, 2015

File No. 001-09344

Dear Ms. Long:

On behalf of our client, Airgas, Inc. (“Airgas” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated January 4, 2016, with respect to the filing referenced above. We have included in this letter, where relevant, responses provided to us by counsel to, and/or representatives of, the Company’s financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Goldman, Sachs & Co. (“Goldman Sachs”), regarding certain of the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed, in each case, by the response.

Concurrently with the submission of this letter, Airgas is filing Amendment No. 1 (“Amendment No. 1”) to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We are providing supplementally to the Staff four copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes to the Proxy Statement that was filed on December 8, 2015. All page references in the responses set forth below are to the pages of Amendment No. 1 that has been marked by the financial printers. All capitalized terms not defined have the meanings ascribed to them in Amendment No. 1.

General

1.	Please provide us copies of the Board Books in connection with this merger.

Response:   In response to the Staff’s comment, the final presentation materials prepared by BofA Merrill Lynch and Goldman Sachs shared with the Airgas Board of Directors in connection with the delivery of each of BofA Merrill Lynch’s and Goldman Sachs’s respective opinions, dated November 17, 2015, to

Airgas’ Board of Directors summarized under the captions “The Merger — Opinion of BofA Merrill Lynch” and “The Merger — Opinion of Goldman Sachs” are being provided to the Staff under separate cover by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to BofA Merrill Lynch and Goldman Sachs, on a confidential and supplemental basis pursuant to Rule 12b-4 of the Exchange Act. Airgas has been advised by counsel for BofA Merrill Lynch and Goldman Sachs that, in accordance with such rules, such counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, counsel for BofA Merrill Lynch and Goldman Sachs also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Letter to Stockholders

2.	Where you include the board’s recommendation here and elsewhere, disclose with equal prominence that board members will directly benefit from the merger.

Response:   We respectfully submit that the additional disclosure requested by the Staff is not required by the proxy-related disclosure rules and would, in our view, result in disclosure that is likely to be confusing or misleading to shareholders. It is also unusual, in the experience of this firm. Stating the Board’s recommendation, in a standalone, bolded sentence, as we have done in the Airgas Chairman’s cover letter and elsewhere in the document, is the customary practice in virtually all public company merger proxies of which we are aware. The addition of qualifying language of the type requested by the Staff will, due to its highly unusual nature, lead investors to conclude that the Board’s interest here is markedly more problematic than in other transactions (which is not the case) or that the Board’s recommendation is somehow compromised or unreliable. Accordingly, the highly unusual requested placement of, and emphasis on, directors’ share ownership creates an undue implication that the directors were motivated by considerations other than their fiduciary duties. In our view, this is incorrect as a matter of what transpired and it carries a potentially pejorative implication. The interests of directors and executive officers are prominently disclosed in the Summary and in the body of the Proxy (and we have augmented those sections on pages 4 and 5), and there are numerous cross references to those disclosures in other sections of the Proxy. Any shareholder who reviews the proxy statement will easily be able to find it.

Summary

Required Vote, page 2

3.	Please disclose in this section the percentage of shares that are subject to a voting agreement and owned by officers and directors that intend to vote for the merger.

Response:   In response to the Staff’s comment, Airgas has revised the disclosure in the Proxy Statement on page 2 of Amendment No. 1.

Interests of the Company’s Directors and Executive Officers in the Merger, page 4

4.	Please disclose the specific directors and executive officers in this section and quantify the total benefits to each.

Response:   Pursuant to a discussion between our firm and the Staff on January 6, 2015, we understand that the Staff will accept disclosure quantifying the interests of the Company’s directors and executive officers in the merger on an aggregate basis for all directors as a group and all executive officers as a group, respectively. Further to such discussion and in response to the Staff’s comment, Airgas has revised the disclosure in the Proxy Statement on pages 4 and 5 of Amendment No. 1.

The Merger Proposal, page 25

5.	We note that you begin this section with a description of the 2014 conversations with Company 1 regarding potential business combinations between the companies. In order to provide perspective and insight into the company’s thinking, please describe what aspects of your historical performance and future prospects led you to consider entering into strategic alternatives culminating with this merger.

Response:   The Staff is respectfully advised that, in the late 2014 through mid-autumn 2015 time period referenced by the Staff’s comment, “aspects of [Airgas’] historical performance and future prospects” were not what “led [Airgas] to consider entering into strategic alternatives culminating with this merger.”  Rather, as disclosed under the heading “Background of the Merger,” Company 1 repeatedly approached Airgas on an unsolicited basis, and Airgas indicated each time that it was not interested.  The existing disclosure also makes clear that contacts later were initiated with other potential parties solely “to determine their respective levels of interest in a transaction with Airgas in the event Airgas were to receive an acquisition proposal from Company 1 or another party.” The aspects that ultimately led the Airgas board to approve the Air Liquide transaction in November are those included in detail under the heading “Reasons for the Merger,” which reasons are also cross-referenced in the “Background of the Merger” section. However, in order to provide additional information with respect to the Airgas board’s consideration of Company 1’s proposal, Airgas has supplemented the disclosure in the Proxy Statement on pages 25 and 27 of Amendment No. 1.

Opinion of BofA Merrill Lynch, page 32

6.	Please disclose the portion of each financial advisor’s fee that is contingent upon completion of the merger.

Response:   In response to the Staff’s comment, Airgas has revised the disclosure in the Proxy Statement on pages 34 and 36 of Amendment No. 1.

Summary of Material Financial Analyses, page 36

7.	Please disclose whether in selecting the companies and transactions discussed, any companies or transactions meeting the criteria were excluded from the analysis and the reasons for doing so.

Response:   In response to the Staff’s comment, Airgas has revised the disclosure in the Proxy Statement on pages 38 and 39 of Amendment No. 1.

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If you have any questions, please do not hesitate to contact Daniel A. Neff at (212) 403-1218, David A.Katz at (212) 403-1309 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ Daniel A. Neff	/s/ David A. Katz

Daniel A. Neff	David A. Katz

Enclosures

cc:	Kate McHale, Esq.
Craig Slivka, Esq.
U.S. Securities and Exchange Commission

Robert H. Young, Jr., Esq.
Airgas, Inc.